Exhibit 99.17.1

AMENDMENT TO AMENDED AND RESTATED EXECUTIVE CHANGE IN

CONTROL AGREEMENT

This Amendment to Amended and Restated Executive Change in Control Agreement (the “Amendment”) is entered into as of     November 2010 (“Effective Date”), by and between             (“Executive”) and Headwaters Incorporated, a Delaware corporation (the “Company”).

RECITALS

The Company and Executive entered into the Amended and Restated Executive Change in Control Agreement effective 6 September 2006 (the “Agreement”). The Company and Executive wish to amend the Agreement to comply with the requirements of Section 409A of the Internal Revenue Code of 1986.

AGREEMENT

For good and valuable consideration, the receipt of which is hereby acknowledged, the Company and Executive agree as follows:

1. A new Section 11 is added at the end of the Agreement, which provides in its entirety as follows:

“11. Section 409A.

(a)    To the fullest extent applicable, amounts and other benefits payable under this Agreement, and amounts and benefits payable under any other agreements or plans referenced in this Agreement, are intended to be exempt from the definition of “nonqualified deferred compensation” under Section 409A of the Code in accordance with one or more of the exemptions available under the final Treasury regulations promulgated under Section 409A. In this regard, each payment under this Agreement shall be deemed a separate payment for purposes of Code Section 409A. To the extent that any such amount or benefit is or becomes subject to Section 409A due to a failure to qualify for an exemption from the definition of nonqualified deferred compensation in accordance with such final Treasury regulations, this Agreement is intended to comply with the applicable requirements of Section 409A with respect to such amounts or benefits. This Agreement shall be interpreted and administered to the extent possible in a manner consistent with the foregoing statement of intent, and any ambiguity as to its compliance with Section 409A will be read in such a manner so that all payments hereunder comply with Section 409A of the Code.

(b)    Notwithstanding anything in this Agreement or elsewhere to the contrary, if Executive is a “specified employee” as determined by the Compensation Committee on the date of “separation from service” (as such terms are defined for purposes of Code Section 409A), and the Company reasonably determines that any amount or other benefit payable under this Agreement on account of such separation from service constitutes nonqualified deferred compensation that will subject Executive to “additional tax” under Section 409A(a)(1)(B) of the Code (together with any interest or penalties imposed with respect to, or in connection with, such tax, a “409A Tax”) with respect to the payment of such amount or the provision of such benefit if paid or provided at the time specified in the Agreement, then the payment or provision thereof shall be postponed to the first business day of the seventh month following the date of termination or, if earlier, the date of Executive’s death (the “Delayed Payment Date”). Executive and the Company may agree to take other actions to avoid the imposition of a 409A Tax at such time and in such manner as permitted under Section 409A. In the event that this Section 11 requires a delay of any payment, such payment shall be accumulated and paid in a single lump sum on the Delayed Payment Date, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. In addition, the provisions of this Agreement which require the commencement of payments subject to Section 409A upon a termination of employment shall be interpreted to require that Executive have a “separation from service” with the Company as defined for purposes of Code Section 409A.

(c)    The lump sum cash severance payable to Executive under Section 1(b)(1) of this Agreement shall be paid on the sixtieth (60th) day following the later of (i) the effective date of the closing of the Change in Control, and (ii) Executive’s termination of employment (notwithstanding the time for payment specified in Section 1(b)(1)), provided that Executive has fulfilled the conditions for payment of the cash severance under the Agreement (including that the Release of Claims as defined herein shall have become effective) on or before such date (and shall not be paid otherwise).

(d)    To the extent any expense reimbursement or the provision of any in-kind benefit provided under this Agreement is determined to be subject to Section 409A, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year (except for any life-time or other aggregate limitation applicable to medical expenses), in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit (notwithstanding any provision of this Agreement, including Section 1(b)(2)(b), to the contrary). Any tax gross-up bonus payments to which Executive is entitled shall be made as soon as practicable, but in no event later than the calendar year following the year in which the related taxes were remitted. In addition, the last sentence of Section 5(b)(2), providing for a deferral election to the extent permitted by applicable tax laws, shall not apply to any amount due Executive under the Agreement.”

2. Except as modified by this Amendment, all other terms of the Agreement remain unchanged.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

HEADWATERS INCORPORATED

Name:	Executive
Title:
Date:	Date:

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